Correspondence

China XD Plastics Company Limited
No. 9 Dalian North Road, Haping Road Centralized Industrial Park
Harbin Development Zone
Heilongjiang Province, PRC 150060

August 9, 2011

VIA EDGAR AND FACSIMILE

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

RE:	China XD Plastics Company Limited
Form 10-K/A for the Year Ended December 31, 2010
Filed April 27, 2011
Form 10-K for the Year Ended December 31, 2010
Filed March 31, 2011
Form 10-Q for the Quarter Ended March 31, 2011
Filed May 12, 2011
File No. 1-34546

Dear Mr. Decker:

    We are in receipt of your letter dated August 3, 2011 (the "Comment Letter") containing comments of the staff of the Securities and Exchange Commission (the "Staff") pertaining to the filings referenced above.

    As discussed with Lisa Etheredge, Staff Accountant, on August 9, 2011, China XD Plastics Company Limited (the "Company") will require more than 10 business days to file its response to the Comment Letter, as it needs additional time to discuss its proposed comment responses and prepare draft disclosure with its outside accountants. Accordingly, we respectfully request an extension until August 31, 2011 to file the Company's response to the Comment Letter.

    Thank you.

Sincerely,

/s/ Taylor Zhang

Taylor Zhang
Chief Financial Officer

cc:  Steven Liu, DLA Piper UK LLP Beijing Representative Office